United States Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[X] Annual Report  Pursuant to Section 15(d) of  the Securities  Exchange Act of
    1934

                   For the fiscal year ended December 31, 2005
                                             -----------------

                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from _____ to _____


                        Commission file number 001-11001
                                               ---------

                          Citizens 401(k) Savings Plan
                          ----------------------------

                            (Full title of the Plan)


                         Citizens Communications Company
                                3 High Ridge Park
                                  P.O. Box 3801
                               Stamford, CT 06905
                         --------------------------------


                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                       of its principal executive offices)

                          CITIZENS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)


                          CITIZENS 401(k) SAVINGS PLAN



                                Table of Contents


                                                                                                             Page
                                                                                                             ----

Report of Independent Registered Public Accounting Firm                                                         1

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2005 and 2004                               2

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005             3

Notes to Financial Statements                                                                                 4-10

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2005                       11

Signature                                                                                                      12

Consent of Independent Registered Public Accounting Firm                                                       13



     * Schedules required by Form 5500 that are not applicable have not been included


             Report of Independent Registered Public Accounting Firm



To the Participants and Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the statements of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Schedule of Assets (Held at End of Year), for the year ended December 31, 2005 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             /s/ Insero & Company CPAs, P.C.
                                                 Certified Public Accountants


Insero & Company CPAs, P.C.
Certified Public Accountants
Rochester, New York
May 19, 2006


                          CITIZENS 401(k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                                        2005                  2004
                                                                 -------------------   -------------------
Assets:
     Investments (note 3):
        Citizens Communications Company common stock             $       57,369,952    $       66,737,216
        Mutual funds                                                    166,262,876           128,063,359
        Collective trusts                                               130,491,878           118,778,484
        Participant loans                                                15,879,011            14,468,743
        Brokerage accounts                                                  155,981               132,009
                                                                 -------------------   -------------------
                 Total investments                                      370,159,698           328,179,811

     Receivables:
        Employer contributions                                              195,383               127,763
        Participant contributions                                           833,434               319,990
        Global Crossing settlement (note 8)                                     -              20,771,420
                                                                 -------------------   -------------------
                 Total receivables                                        1,028,817            21,219,173
                                                                 -------------------   -------------------

                 Net assets available for benefits               $      371,188,515    $      349,398,984
                                                                 ===================   ===================



                 See accompanying notes to financial statements.


                          CITIZENS 401(k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2005


Additions to net assets attributed to:                                                  2005
                                                                                 -------------------
     Investment income:
        Dividends                                                                 $    16,951,952
        Interest                                                                          694,464
        Net depreciation in fair value of investments (note 3)                         (3,013,353)
                                                                                 -------------------
                                                                                       14,633,063
                                                                                 -------------------
     Contributions:
        Participant                                                                    24,306,103
        Employer                                                                        8,239,037
        Rollover                                                                          624,233
                                                                                 -------------------
                                                                                       33,169,373
                                                                                 -------------------
                 Total additions                                                       47,802,436
                                                                                 -------------------
Deductions to net assets attributed to:
     Distributions to participants                                                    (26,012,905)
                                                                                 -------------------
                 Total deductions                                                     (26,012,905)
                                                                                 -------------------
Net increase in assets available for benefits                                          21,789,531
Net assets available for benefits:
     Beginning of year                                                                349,398,984
                                                                                 -------------------
     End of year                                                                  $   371,188,515
                                                                                 ===================


                See accompanying notes to financial statements.

                          CITIZENS 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


(1)  Description of the Plan

     General

     The following description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     (a)  Background

          The Plan is a defined contribution plan sponsored by Citizens Communications Company (the "Company"). Under the terms of the Plan, employees (other than Frontier union employees covered by collective bargaining agreements) are eligible to participate in the Plan on the first day of the month coincident with or next following his or her completion of three months of continuous service. Frontier union employees covered by collective bargaining agreements are eligible to participate in the Plan on the first day of the month coincident with or next following his/her completion of 30 days of employment. Leased employees, individuals not on the employer's payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     (b)  Contributions

          Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S federal income tax purposes in 2005 was $14,000.

          In addition, eligible Frontier union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to (i) 50% of the participant's eligible compensation reduced by (ii) the percentage of eligible compensation deferred through elective pre-tax deferrals.

          All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code ("IRC"). The maximum allowable catch-up contribution for 2005 as prescribed by the IRC was $4,000. No matching contributions are made with respect to a participant's catch-up contributions.

          The  Company  contributes  50% of  each  non-bargaining  participant's contribution up to 6% of each participant's eligible compensation. Through December 31, 2005, the Company contribution rate was 75% (instead of 50%) for non-bargaining participants who were employed with a GTE business when the Company acquired that business in 2000. Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. Through April 30, 2002, the Company contributions were invested entirely in the Citizens Communications Company stock fund unless a participant was age 55 or older in which case the participant could have elected to have the Company contribution invested in investments at his/her own discretion. In addition, at age 55 a participant could request to transfer previous Company contributions invested in the above common stock fund to other investment options. Effective March 1, 2004, the Company match made previously in the form of Company stock became unrestricted for certain collective bargaining employees. As of May 1, 2002, the Company contribution for non-union and certain union participants is no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

          For certain union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions, and Special Transition-Year Contributions (as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

          Supplemental Profit Sharing Matches may be contributed, contingent upon the Company exceeding certain financial targets. For each 1% above the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") goal approved by the Company's Board of Directors, the Company provides eligible employees with 0.5% of eligible pay in the form of a matching contribution into the 401(k) Plan, up to a maximum of 3%. For the year ended December 31, 2005, the Company exceeded its EBITDA goal and a 1.5% supplemental profit sharing match was made on behalf of 2,109 employees. For the year ended December 31, 2004, the Company exceeded its EBITDA goal and a 1.5% supplemental profit sharing match was made on behalf of 2,133 employees. Only non-union and certain union employees who have contributed at least 1% of their eligible pay during the year as elective deferrals are eligible for a Supplemental Profit Sharing Match.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and
          (b) Plan earnings or losses. Allocations are based on each participant's investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, or attainment of normal retirement age while an employee. Except as otherwise noted, for any other termination of employment, the vesting schedule is as follows:

                                                          Vested percentage of
                                                       Company contributions and
                         Years of service                  related earnings
                ------------------------------------   -------------------------

                Less than 2 years                                 0%
                2 years but less than 3 years                    40%
                3 years but less than 4 years                    60%
                4 years but less than 5 years                    80%
                5 years or more                                 100%

          Frontier union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

     (e)  Participant Loans

          Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are after tax, and are credited to each participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. Any distribution following a participant's termination of employment is reduced by any loan balance outstanding at the time of such distribution.

     (f)  Payment of Benefits

          Inactive participants do not have the option to keep any portion of their account in the Plan beyond the attainment of age 70 1/2. Participants still employed by the Company at age 70 1/2, must take a full distribution of their balances on or before April 1st of the calendar year after they retire.

          Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005), the participant's balance will be distributed automatically at that time.

     (g)  Forfeitures

          For the year ended December 31, 2005 forfeited nonvested Company contributions totaled $259,061. These amounts are generally used to reduce the obligation of the Company to make contributions to the Plan and defray administrative costs. For the year ended December 31, 2005, $0 of forfeited nonvested Company contributions were used to fund Plan administrative expenses, and $342,234 (including amounts remaining from prior years) were used to fund the Company match.

     (h)  Administrative Costs

          The majority of Plan administrative costs are paid by participants through investment management fees. There were no Plan administrative expenses charged by T. Rowe Price for the years ended December 31, 2005 and 2004.

     (i)  Investments

          The Plan offered the following investment options as of December 31, 2005:

                Citizens Communications Company Common Stock
                PIMCO Total Return Fund, Admin. Shares
                PIMCO Long Term U.S. Government Fund, Admin.
                Dreyfus Premier New Leaders Fund, A
                JP Morgan Diversified Mid Cap Growth Fund
                JP Morgan Mid Cap Value Fund, A
                Morgan Stanley Institutional Small Company Growth Portfolio, B Morgan Stanley Institutional International Equity Portfolio, B Morgan Stanley Institutional U.S. Real Estate Fund, B
                T. Rowe Price Stable Value Fund
                T. Rowe Price Equity Index Trust
                T. Rowe Price Equity Income Fund
                T. Rowe Price Growth Stock Fund
                T. Rowe Price Personal Strategy Balanced Fund
                T. Rowe Price Personal Strategy Growth Fund
                T. Rowe Price Personal Strategy Income Fund
                T. Rowe Price TradeLink

 (2) Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. The preparation of these financial statements also requires the use of plan administrator estimates. Actual results may differ from these estimates.

     (c)  Investments

          The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant loans are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments during 2005 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2005.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

     (d)  Benefits Paid

          Benefits are recorded when paid.

     (e)  Risks and Uncertainties

          The Plan offers a number of investment options including the Company's common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

          The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which is invested in the security of a single issuer.

(3)  Investments

     The following presents investments that represent 5% or more of the Plan's net assets at the end of year:

                                                                                2005                  2004
                                                                         -------------------   -------------------

Citizens Communications Company Common Stock:
    Participant-Directed, 4,430,828 and 4,565,627 shares,
      respectively                                                          $  54,207,800       $  62,960,043
    Nonparticipant-Directed, 260,092 and 273,910 shares,
      respectively                                                              3,162,152           3,777,173
PIMCO Total Return Fund, Admin. Shares                                         26,592,597          25,146,749
Morgan Stanley Institutional International Equity Portfolio, B                 25,744,817          21,287,656
T. Rowe Price Growth Stock Fund                                                26,640,127          21,700,334
T. Rowe Price Stable Value Fund                                                69,471,885          59,671,544
T. Rowe Price Equity Index Trust                                               61,019,993          59,106,940

     During 2005, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $3,013,353 as follows:

                Common stocks                $    (7,427,800)
                Mutual funds                       1,517,066
                Collective trusts                  2,897,381
                                            ----------------
                                             $    (3,013,353)
                                            ================

(4)  Nonparticipant-Directed Investments

     Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                   2005                2004
                                                            -----------------      ---------------

     Assets:
         Common Stock of the Company at December 31          $     3,162,152        $   3,777,173
                                                            =================      ===============

     Changes in assets:
         Dividends                                                   259,362              605,635
         Net change in fair value of investments                    (415,859)           3,065,827
         Distributions to participants                              (458,524)            (572,621)
         Transfers out                                                 -                  (15,182)
         Transfer to participant-directed investments                  -              (13,800,830)
         Other                                                         -               (3,031,717)
                                                            -----------------      ---------------

                   Change in assets                          $      (615,021)       $ (13,748,888)
                                                            =================      ===============

(5)  Related Party Transactions

     Certain Plan assets are invested in shares of mutual funds that are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions. There were no fees paid by the Company to T. Rowe Price for the years ended December 31, 2005 and 2004.

(6)  Plan Termination

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

(7)  Tax Status

     As a result of the Company's internal audit of the Plan, the Company identified certain unintentional errors in the operation of the Plan. The Company completed its evaluation of the previously identified unintentional errors in the operation of the Plan, and amended and resubmitted the Plan to the Internal Revenue Service ("IRS") for a new determination letter and approval on June 18, 2004, as supplemented on February 18, 2005, and revised on July 15, 2005 and November 16, 2005, through the IRS's Voluntary Compliance Program, of the proposed remedies for such errors.

     On January 9, 2006 the IRS issued a compliance statement approving the proposed remedies and a favorable determination letter with respect to the qualified status of the Plan under Section 401(a) of the IRC and the tax exemption of the related trusts under Section 501(a) of the IRC.

(8)  Subsequent Events and Other Matters

     During 2004, the United States District Court for the Southern District of New York approved a settlement of the class action suits brought on behalf of Plan participants whose accounts held Global Crossing common stock. The settlement included a plan of allocation under which the proceeds of $20,771,420 were allocated to the Plan accounts of the class members on May 19, 2005.

     Effective January 1, 2006, the Plan was amended to implement restrictions on a participant's ability to invest in Citizens Communications Company common stock if the value of company stock exceeds 15% of the total value of the participant's account. In addition, a participant is restricted from investing more than 15% of current contributions in company stock.

     Effective January 1, 2006, each eligible employee not otherwise participating in the Plan shall become a participant as of the first day of the month (the "entry date") immediately following the employee's completion of 30 days of service, provided that the employee is employed by a participating employer in an eligible class of employees. For plan years beginning prior to January 1, 2006, each eligible employee not otherwise participating in the Plan shall become a participant as of the entry date immediately following (i) the employee's attainment of age 21 (this requirement is not applicable on or after August 1, 2003), and (ii) the employee's completion of three months of continuous service, provided that the employee is employed by a participating employer in an eligible class of employees.


                          CITIZENS 401(k) SAVINGS PLAN

        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2005


                          Identity of Issuer                          Description of Investment                     Current Value
-----------------------------------------------------------------------------------------------------------------------------------
*    Citizens Communications Company                           Common Stock; 4,690,920 shares; cost at $64,111,635   $  57,369,952

*    T. Rowe Price TradeLink                                   Brokerage Accounts; 155,981 shares                          155,981

     PIMCO Total Return Fund, Admin. Shares                    Mutual Funds; 2,532,628 shares                           26,592,597
     Dreyfus Premier New Leaders Fund, A                       Mutual Funds; 141,492 shares                              6,652,972
     JP Morgan Diversified Mid Cap Growth Fund                 Mutual Fund; 334,504 shares                               7,961,184
     JP Morgan Mid Cap Value Fund, A                           Mutual Fund; 360,995 shares                               8,403,972
     PIMCO Long Term U.S. Government Fund, Admin.              Mutual Fund; 299,519 shares                               3,294,711
     Morgan Stanley Institutional Small Company Growth
      Portfolio, B                                             Mutual Fund; 1,440,115 shares                            17,727,819
     Morgan Stanley Institutional International Equity
      Portfolio, B                                             Mutual Fund; 1,275,127 shares                            25,744,817
     Morgan Stanley Institutional U.S. Real Estate Fund, B     Mutual Fund; 446,484 shares                              10,362,884
*    T. Rowe Price Personal Strategy Balanced Fund             Mutual Fund; 447,771 shares                               8,404,663
*    T. Rowe Price Personal Strategy Income Fund               Mutual Fund; 167,146 shares                               2,518,890
*    T. Rowe Price Growth Stock Fund                           Mutual Fund; 938,033 shares                              26,640,127
*    T. Rowe Price Equity Income Fund                          Mutual Fund; 680,283 shares                              17,632,935
*    T. Rowe Price Personal Strategy Growth Fund               Mutual Fund; 187,324 shares                               4,325,305
                                                                                                                   ----------------
                                                               Total mutual funds                                      166,262,876
                                                                                                                   ----------------

*    T. Rowe Price Stable Value Fund                           Collective Trust; 69,471,885 shares                      69,471,885
*    T. Rowe Price Equity Index Trust                          Collective Trust; 1,703,993 shares                       61,019,993
                                                                                                                   ----------------
                                                               Total collective trust                                  130,491,878
                                                                                                                   ----------------

*    Participant loans                                         3,557 loans, maturing in 1 to 20 years, with
                                                                interest rates ranging from 4.0% to 10.0%               15,879,011
                                                                                                                   ----------------

                                                                                                                     $ 370,159,698
                                                                                                                   ================
     * Party-in-interest as defined by ERISA


                 See accompanying independent auditors' report.

                          Citizens 401(k) Savings Plan



                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           Citizens 401(k) Savings Plan



                           By   /s/  Robert J. Larson
                             ----------------------------------------

                                     Robert J. Larson

                           Senior Vice President and Chief Accounting Officer



June 29, 2006

            Consent of Independent Registered Public Accounting Firm




We consent to the incorporation by reference in Registration Statement (No. 33-48683) on Form S-8 and in Registration Statement (No. 333-91054) on Form S-8 of Citizens Communications Company of our report dated May 19, 2006, relating to the statements of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the Annual Report on Form 11-K.



                                         /s/ Insero & Company CPAs, P.C.
                                             Certified Public Accountants



Rochester, New York
June 29, 2006